UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Translation of registrant’s name into English)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”) on Form F-3 (File No. 333-297738), Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516) to the extent not superseded by documents or reports subsequently filed or furnished.

Extension of Share Repurchase Program

On August 27, 2026, the board of directors of the Company (the “Board”) authorized an extension of its existing share repurchase program, initially approved on August 28, 2025 (the “Share Repurchase Program”). Under the terms of the Share Repurchase Program, the Company is authorized to repurchase up to US$5 million of its Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), for a one-year period between August 29, 2025 through August 28, 2026. As of the date of this Report, the Company had repurchased approximately 518,063 Class A Ordinary Shares for approximately US$600,000. The Share Repurchase Program has now been extended for an additional one-year period through August 28, 2027, with all other terms and conditions remaining unchanged (the “Extend Share Purchase Program”).

Repurchases under the Extend Share Purchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means including through the use of trading plans intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions. The timing and actual amount of repurchases will be determined at the discretion of the Company’s management, based on factors including share price, trading volume, market conditions, legal and regulatory requirements, business outlook, and capital allocation priorities. The Company expects to fund repurchases with its existing cash balance and cash generated from operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Dated: August 28, 2026